                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-SB12B/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                        Media Communications Group, Inc.
                        --------------------------------
                 (Name of Small Business Issuer in its charter)


                                    Delaware
                                    --------
         (State or other jurisdiction of incorporation or organization)


                                   62-1405229
                                   ----------
                      (I.R.S. Employer Identification No.)


                     3840 Dickerson Road Nashville, TN 37210
                     ---------------------------------------
              (Address of principle executive offices)(State, zip)

                                  615-256-8755
                                  ------------
                           (Issuer's telephone number)

         Securities to be registered under Section 12(b) of the Act:

            Title of each class               Name of each exchange on which
             to be so registered              each class is to be registered

                   Common                            OTC Bulletin Board


         Securities to be registered under Section 12(g) of the Act:

                                       N/A
             -------------------------------------------------------
                                (Title of Class)

                        MEDIA COMMUNICATIONS GROUP, INC.

                                 FORM 10-SB12B/A

TABLE OF CONTENTS

                                     PART I
                                                                           Page

Item  1.     Description of Business........................................  1

Item  2.     Management's Discussion and Analysis or Plan of Operation......  4

Item  3.     Description of Property........................................  6

Item  4.     Security Ownership of Certain Beneficial Owners
                 And Management.............................................  6

Item  5.     Directors, Executive Officers, Promoters And Control Persons ..  7

Item  6.     Executive Compensation.........................................  8

Item  7.     Certain Relationships and Related Transactions.................  9

Item  8.     Description of Securities......................................  9

                                     PART II

Item  1.     Market Price of and Dividends on the Registrant's
                 Common Equity and Other Shareholder Matters................ 10

Item  2.     Legal Proceedings.............................................. 11

Item  3.     Changes in and Disagreements with Accountants.................. 11

Item  4.     Recent Sales of Unregistered Securities........................ 11

Item  5.     Indemnification of Directors and Officers...................... 12

                                    PART F/S

Item 1.      Audited Financial Statements................................... 15

Item 2.      Interim Unaudited Financial Statements......................... 17


                                    PART III

Item  1.     Index to Exhibits.............................................. 18

             Signatures..................................................... 19

To simplify the language in this Registration Statement Media Communications Group, Inc. is referred to herein as "the Company" or "We".

                                     PART I

Item 1. Description of Business.

Business Development.

Media Communications Group, Inc. was duly incorporated in Delaware on September 9, 1989.

We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of Issuer.

The Company is a multi faceted company in that its business consists of the production, marketing, distribution and offering of audio, video and print publication products in the music, entertainment and education marketplaces.

Specifically the Company's business is concentrated in the following areas:

         1. Production and Syndication. Production of quality radio advertising, television shows, infomercials as well as various musical, educational and entertainment materials.

         2. Publishing. Publishers of all types of family magazines, books and music.

         3. Recording. Continued development of our record label to establish our Company as a major independent niche multi-label record company targeting Country, Gospel, R&B, and POP music artists.

         4. Marketing and Distribution. Creating demand for products via Radio, Television, Traditional Print, Press exposure and Internet exposure. Implementation of our distribution system utilizing a variety of distributors regionally, nationally and internationally to create product availability in traditional "brick and mortar" retail stores as well as distribution via large online retail stores, specialized online stores and other independent online retailers.

The Company has chosen the city of Nashville, Tennessee as its corporate headquarters to allow for easy access to Nashville's uniquely high concentration of extremely talented musicians, engineers, writers and artists. Nashville has been known to all as the center for Country Music, but is fast becoming a major center for other concentrations as well, including Gospel, and Rhythm and Blues.

The Company's positioning in Nashville will also prove to be a key element in the Company's rapid rate of expansion in that this city is home to over 1,500 music and entertainment related businesses. This heavy concentration of related businesses affords the Company the unusual ease of acquisition and consolidation of companies in this highly fragmented industry.

The Company is also completing development of its two corporate websites www.mediawebcentral.com and www.getmusicmedia.com. These websites will serve as the Company's medium for distribution of its products and services via the Internet.

In addition to its existing business, the Company is also reviewing and evaluating several Company's for a possible acquisition in the music and print publication industries that it feels would reflect its interest in the music and educational areas. It is the intent of the Company to acquire one of these companies under review since they already have established proven artists and products. These companies are already established as music production, publication and distribution companies in the music entertainment industry.

Competition.

The Company's business activities are in a highly competitive field. In addition to competing with individuals in the Company's field, with high level of expertise greatly exceeding management's abilities, the Company will be competing with numerous other entities, most of which are large, well established companies with greater assets and financial reserves than the Company possesses. Consequently, we will be at a competitive disadvantage in identifying possible Merger and acquisition candidates and successfully completing a Merger or acquisition.

The Company is, and will continue to be an insignificant factor in the current competitive strata of the marketing industry.

We have no patents, trademarks, licenses, concessions, franchises, royalty agreements, or labor contracts.

Government Regulation.

Although we will be subject to regulation under the Exchange Act, we believe we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities.

We are registering a class of the Company's securities on this Form 10-SB registration statement on a voluntary basis. We have no obligation to file a Form 10-SB registration statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe that by filing this Form 10-SB and being obligated to file reports subject to Section 13 of the Exchange Act, we can attract merger or acquisition candidates in the music entertainment and education industry to fuel our growth. We believe a merger or acquisition will involve a transaction with a corporation not requiring cash or assets, but which desires to establish both a public market for its common stock and the perceived advantages of status as an Exchange Act registered corporation. There is no assurance that our assumption is correct.

Section 13 and 15(d) of the Exchange Act, require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude our consummation of an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

We have conducted, and others have made available to us, results of market research indicating that market demand exists for the transactions contemplated by us.

There are no collective bargaining agreements or employment agreements with Clifford Fryar, our President and Director or with Dottie Snow our Vice President and Secretary. Dottie Snow participates in the running of the Company without compensation. We do not plan to make any change in the number of employees of the Company. The need for additional employees and their availability will be addressed in connection with our decision of whether or not to pursue a merger or acquisition candidate.

Employees

The Company has two employees. (See "Directors and Executive Officers.")

Offices

We currently operate without charge out of a 990 sq. ft space donated by the Company's president, and sole Director, Clifford Fryar, at 3840 Dickerson Rd., Nashville, TN 37210. The Company believes that the above facilities are adequate for the foreseeable needs of the Company; however, eventually as the Company expands its employee base, it anticipates adding additional office space.

Reports to Security Holders

The Company has elected December 31, year-end. Thereafter, the Company will furnish its shareholders with annual reports containing audited financial statements within 90 days after the Company's year-end.

From time to time, the Company may also furnish its shareholders with such other information, as it may deem appropriate, relative to the business operations of the Company. Such information may include news of a change in the management, purpose and control of the Company, or any material condition affecting the Company.

In addition to receipt and examination of annual report and other information, shareholders of record shall as required, be allowed to examine the books and records of the company at a reasonable time upon written demand.

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operations of the Public Reference Room can be obtained by calling 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers @ http://www.sec.gov.

Item 2. Plan of Operation.

We believe that our plan of operation can be conducted through the efforts of current management and will not require any additional funds or employees. We anticipate that merger and acquisition candidates will be available to us through the contacts of Clifford Fryar, our President and sole Director and Dottie Snow our Vice President and Secretary. The final evaluation of these specific merger and acquisition candidates and the negotiation, drafting and execution of relevant agreements, and other instruments will be done by Clifford Fryar or under his direction. We plan to investigate, to the extent believed reasonable by us, these potential merger and acquisition candidates. Due to our limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

We anticipate that we will incur nominal expenses in the continued implementation of our business plan. Because we have limited capital with which to pay these expenses, our present management, which consists of Clifford Fryar, will pay any additional charges with his personal funds, as interest free loans to the Company. However, the only opportunity that we may have for repayment of these loans will be from future growth through a merger or acquisition. The repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

We will seek to expand through acquisitions. We have currently identified several candidates for acquisition that we believe will complement or enhance our current business. We cannot make any assurances that we will be able to ultimately effect any acquisition, successfully integrate any acquired business in our operations or otherwise successfully develop our operations. We have not established any minimum criteria for any acquisition and our management may have complete discretion in determining the terms of any acquisition. Consequently, there is no basis for you to evaluate the specific merits or risks of any potential acquisition that we may undertake.

We anticipate that Clifford Fryar the Company's President and sole Director will investigate, to the extent believed necessary by him, these business opportunities.

The strengths and successes of the major entertainment conglomerates speak for themselves. Media has positioned itself to access and combine the heavy concentration of related businesses in this fragmented industry. The Music and Entertainment industry is currently undergoing major changes and our experienced management can take advantage of this period of change and strong business cycle through acquisitions and consolidation.

Media Communications Group, has entered into negotiations with Royal Monarch Media Inc. to publish its magazine The Church Connection, which is a quarterly music trade magazine to the major churches in the United States. Readership of this magazine is approximately 125,000.

Additionally we are pursuing a marketing and distribution contract with Vanoke Publishing Co., which is part of BMI Music Publishing Co. Vanoke owns various recording labels and manages several artists.

The Company is also nearing completion development of its two corporate websites www.mediawebcentral.com and www.getmusicmedia.com . These websites will serve as the Company's medium for distribution of its products and services via the Internet. Initially viewer traffic will be directed to our sites via traditional banner advertisements on larger more established websites related to music and entertainment. We are also pursuing partnership/affiliate programs with some of these sites to co-distribute products and services.

We are registering a class of the Company's securities on this registration statement on a voluntary basis. We have no obligation to file a registration statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe that by filing this Form 10-SB and being obligated to file reports subject to Section 13 of the Exchange Act, we can attract merger or acquisition candidates. We believe a merger or acquisition will involve a transaction with a corporation not requiring cash or assets, but which desires to establish both a public market for its common stock and the perceived advantages of status as an Exchange Act registered corporation. There is no assurance that our assumption is correct.

Section 13 and 15(d) of the Exchange Act, require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude our consummation of an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

Prior to making a decision regarding an acquisition or merger candidate, we plan to request that we be provided with written materials regarding the merger or acquisition candidate, containing such items as a description of products, services and company history, management resumes, financial information, available projections with related assumptions upon which they are based, evidence of existing patents, trademarks or service, marks or rights thereto, present and proposed forms of compensation to management, a description of transactions between the prospective entity and its affiliates during relevant periods, a description of present and required facilities, an analysis of risk and competitive conditions, and other information deemed relevant.

We do not plan to raise any capital at the present time, by private placement, public offerings, pursuant to Regulation S promulgated under the Act, as amended, or by any means whatsoever. Further, there are no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities.

We anticipate that any securities issued as a result of a merger or acquisition will be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future, if such a market develops, of which there is no assurance.

The completion of any business opportunity may result in a significant issuance of shares and substantial dilution to our present stockholders.

We do not plan to make any changes in the number of employees of the Company at this time.


Item 3. Description of Property


We currently have no material assets and we do not own or lease any real or personal property. We currently operate without charge out of a 990 sq. ft space donated by the Company's president, and sole Director, Clifford Fryar, at 3840 Dickerson Rd. Nashville, TN 37210 we believe that this space is sufficient for us at this time.

We have no policy with respect to investments in real estate interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.


Item 4. Security Ownership of Certain Beneficial Owners and Management


As of September 1, 2000, there were 54,236,664 Shares of our common stock, $0.001 par value outstanding. The following tabulates holdings of our shares of common stock by each person who, as of September 1, 2000, holds of record or is known by management to own beneficially more than 5% of the Common Shares and, in addition, by all Directors and officers of the Company individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

Security Ownership of Beneficial Owners (1):

--------------------------------------------------------------------------------
Title of Class     Name & Address            Amount          Nature      Percent
--------------------------------------------------------------------------------
Common             Questco                   4,550,000       Direct       8.4%
                   Route 1 Box 58
                   Idabel, OK 74745
--------------------------------------------------------------------------------
Common             Pillars of Fire           3,750,000       Direct       6.9%
                   PO Box 148
                   Broken Bow, OK 74728
--------------------------------------------------------------------------------

Security Ownership of Management (2):

--------------------------------------------------------------------------------
Title of Class     Name & Address            Amount          Nature      Percent
--------------------------------------------------------------------------------
Common             Clifford Fryar            1,005,000                    1.85%
                   328 Janette Pike
                   Goodlettsville, TN 37072
--------------------------------------------------------------------------------
Common             Dottie Snow               105,000                       .01%
                   3840 Dickerson Rd
                   Nashville, TN
--------------------------------------------------------------------------------

(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Change of Control.

There are currently no arrangements, which would result in a change of control of the Company.


Item 5. Directors, Executive Officers, Promoters and Control Persons

The term of office of each director is one year and until his successor is elected at the Company's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office, for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

Clifford Fryar, 50 years of age, is the President and sole Director of the Company. Mr. Fryar has served as President and Director of the Company since September 9, 1989 and his terms expire on December 31, 2000.

Mr. Fryar was raised in central California and moved to Tennessee in 1982. From 1973 to 1982, Mr. Fryar owned and operated a domestic appliances service business. During this time, he was also a disc jockey for KBOS/KGEN Radio, Tulare, CA., and KBIF Radio, Fresno, CA., as well as an auxiliary police officer for the Tulare, California, Police Department. In 1980, he expanded his business with the acquisition of a 13-year-old appliance business in Porterville, California.

Mr. Fryar has organized and managed a country/variety band, as well as performed package and front shows for major artists such as: George Jones, Charlie Daniels, John Connelly and others.

Ms. Snow is the Secretary and Vice President of the Company. She resides in Nashville Tennessee and has extensive background in administration and organization and the Music and Entertainment industry. She holds a B.A. in Television Production and special skills in set designer/set dresser, P.A., and video.

Ms. Snow has acted in over 24 films such as CBS/Koragen & Company, TNT movie produced by Jane Fonda, L.A. Connections, The Voyage, Last Dance, Paper Mansions/Dottie West Story, Crocodile Shoes and many more. She has also been in over 36 Television Shows and 17 Theater Plays.

We currently have no significant employees other than the officers and we do not anticipate hiring any in the near future. There are no family relationships among directors, executive officers, or nominees for such positions. In the last five years, no director, executive officer, promoter or control person of the Company has been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.


Item 6. Executive Compensation

------------------------------------------------------------------------------------
Name              Position   Year   Salary   Bonus     Other Stock  L/TP   All Other
                                             Options
------------------------------------------------------------------------------------
Clifford Fryar    President  2000     0         0           0         0         0
------------------------------------------------------------------------------------
Dottie Snow       Secretary  2000     0         0           0         0         0
------------------------------------------------------------------------------------

Options/SAR Grants in Last Fiscal Year

The Company has never granted options or stock appreciation rights.

Bonuses and Deferred Compensation

None.

Compensation Pursuant to Plans

The Company does not have any compensation or option plans.

Pension Table

Not Applicable

Compensation of Directors

Directors receive no compensation except for reimbursement for expenses associated with attending directors' meetings.

Termination of Employment and Change of Control Arrangement

There are not presently nor are there anticipated any agreements regarding change of control of the Company.


Item 7. Certain Relationships and Related Transactions


We have not and do not intend to enter into any transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with beneficial owners of the Company. We are not a subsidiary of any parent company. Since inception, we have not entered into any transactions with promoters. We have not entered into and do not intend to enter into any transactions with beneficial owners of our Stock.


Item 8. Description of Securities


Qualification.

The following statements constitute brief summaries of our Articles of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of our Articles of Incorporation and Bylaws.

Common Stock.

Our Articles of Incorporation authorize us to issue up to 100,000,000 Common Shares, $0.001 par value per Common Share. As of September 1, 2000, there are 54,236,664 shares of our Common Stock outstanding. All outstanding Common Shares are legally issued, fully paid and non-assessable. We are not authorized to issue preferred stock.

Liquidation Rights.

Upon our liquidation or dissolution, each outstanding Common Share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.

We do not have limitations or restrictions upon the rights of our Board of Directors to declare dividends, and we may pay dividends on our shares of stock in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Delaware Statutes. We have not paid dividends to date, and we do not anticipate that we will pay any dividends in the foreseeable future.

Voting and Other Rights.

Holders of our Common Shares are entitled to cast one vote for each share held of record at all shareholders meetings for all purposes.

Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

There are no other material rights of the Common shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of us. We have not issued debt securities.


                                     PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters


The Company's Common stock cleared its request for an unpriced quotation on the National Quotation Bureau pink sheets on January 29, 1999. The Company's trading symbol is "MCGI". There currently is a bid price of $0.01 but no ask price for the securities quoted on the pink sheets. None of the Company's Common stock is subject to outstanding options or warrants to purchase shares of the Company. There is no established public trading market for the securities of the Company.

There are 1,110,000 shares of the Common stock of the Company held by Mr. Fryar and Ms. Snow, who are affiliated, all of these securities are restricted securities as defined under Rule 144 of the Securities Act and may only be sold under the Rule or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities may sell, within any three month period subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company's outstanding common stock or the average weekly trading volume in such securities during the four calendar weeks prior to such sale. All 1,110,000 shares of common stock outstanding are restricted shares for which the one-year holding period has expired. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

Under Rule 144, Directors, Executive Officers and persons or entities they control or who control them and may sell shares of common stock in any three-month period in an amount limited to the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. Sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us.

Penny Stock Considerations

Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules and our shareholders will in all likelihood find it difficult to sell their securities.

No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

As of the date of this registration, we had One Hundred Twenty Seven (127) holders of record of our common Stock. We currently have one class of Common Stock outstanding.

We have not paid any dividends since we were formed. There are no restrictions that limit our ability to pay dividends, but we do not anticipate paying dividends in the near future.


Item 2. Legal Proceedings


The Company is not, and has not been, involved in any legal proceedings.


Item 3. Changes in and Disagreements with Accountants


During the two most recent fiscal years and the subsequent interim period, the Company has had no disagreement, resignation or dismissal of the principal independent accountant for the Company. The accountant for the Company at this time is Albright, Persing and Associates Ltd.


Item 4. Recent Sales of Unregistered Securities


During the period ended December 31, 1999, the Company commenced a private offering, exempt from registration requirements under Rule 504 of Regulation D, of 30,000,000 shares of common stock at $.001 per share. A total of 22,900,000 shares were purchased, resulting in proceeds to the Company of $22,900, and 7,100,000 shares were exchanged in return for services received with a fair value of $7,100.

We have never utilized an underwriter for an offering of our securities. Other than, the securities mentioned above, we have not issued or sold any securities.


Item 5. Indemnification of Directors and Officers


Section 145 of the Delaware Corporation Law provides in relevant parts as follows:

         (1) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (2) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the feet that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

         (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in (1) or (2) of this subsection, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         (4) The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above-discussed sections of the Delaware Corporation Law.

The Registrant's certificate of incorporation and bylaws provide that the Registrant "may indemnify" to the full extent of its power to do so, all directors, officers, employees, and/or agents. It is anticipated that the Registrant will indemnify its officers and directors to the full extent permitted by the above-quoted statute.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to officers and directors of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S







                        MEDIA COMMUNICATIONS GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          AUDITED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

                                TABLE OF CONTENTS

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS
         Balance Sheets                                                        2
         Statements of Operations                                              3
         Statements of Cash Flows                                              4
         Statements of Stockholders' Equity (Deficit)                          5
         Notes to Financial Statements                                      6-10

              [LETTERHEAD OF ALBRIGHT, PERSING & ASSOCIATES, LTD.]


                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Media Communications Group, Inc.

         We have audited the accompanying balance sheets of Media Communications Group, Inc. (a development stage company) as of December 31, 1999, and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1999, 1998 and 1997 and for the period from inception (September 9, 1989) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Media Communications Group, Inc. as of December 31, 1999, and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999, 1998 and 1997 and for the period from inception (September 9, 1989) to December 31, 1999 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations and sustain its operations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Albright, Persing & Associates, Ltd.

Reno, Nevada
June 26, 2000

                        MEDIA COMMUNICATIONS GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998
                       (See Independent Auditors' Report)

                                     ASSETS


                                              December 31,    December 31,
                                                     1999            1998
                                              ------------    ------------
Current Assets
     Cash                                     $     12,120    $         91
                                              ------------    ------------

     Total Assets                             $     12,120    $         91
                                              ============    ============


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
     Accounts Payable                         $       --      $     21,900
                                              ------------    ------------
         Total Current Liabilities                    --            21,900
                                              ------------    ------------

Stockholders' Equity (Deficit)
     Common stock, $.001 par value
         authorized 100,000,000 shares,
         issued and outstanding 54,286,664
         shares at December 31, 1999 and
         2,386,664 shares at December 31,
         1998                                       98,675          46,775
     Deficit accumulated during the
         development stage                         (86,555)        (68,584)
                                              ------------    ------------
         Net Stockholders' Equity (Deficit)         12,120         (21,809)
                                              ------------    ------------
     Total Liabilities and Stockholders'
         Equity (Deficit)                     $     12,120    $         91
                                              ============    ============

   The accompanying notes are an integral part of these financial statements.

                        MEDIA COMMUNICATIONS GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
             FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998 AND 1997
             AND INCEPTION (SEPTEMBER 9, 1989) TO DECEMBER 31, 1999
                       (See Independent Auditors' Report)

      Inception through
                                         Years ended
                                          December 31,      December 31,
                                                   1999              1998              1997             1999
                                         --------------    --------------    --------------   --------------

Expenses:
      Professional Services              $       17,875    $       38,615    $         --     $       86,415
      Other general and administrative
              expenses                               96                44              --                140
                                         --------------    --------------    --------------   --------------
                                                 17,971            38,659              --             86,555
                                         --------------    --------------    --------------   --------------


              Net (Loss)                        (17,971)          (38,659)             --            (86,555)

Other Comprehensive Income (Loss)                  --                --                --               --
                                         --------------    --------------    --------------   --------------

              Comprehensive (Loss)       $      (17,971)   $      (38,659)   $         --     $      (86,555)
                                         ==============    ==============    ==============   ==============


Net Loss per Share                       $        (.005)   $         (.02)   $         --     $         (.08)
                                         ==============    ==============    ==============   ==============

Weighted average
      shares outstanding                      3,008,856         2,348,276         2,319,300        1,011,629
                                         ==============    ==============    ==============   ==============


   The accompanying notes are an integral part of these financial statements.

                        MEDIA COMMUNICATIONS GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
             FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998 AND 1997
             AND INCEPTION (SEPTEMBER 9, 1989) TO DECEMBER 31, 1999
                       (See Independent Auditors' Report)



    Inception through
                                          Years ended
                                          December 31,      December 31,
                                                 1999              1998               1997             1999
                                         --------------    --------------    --------------   --------------


Cash Flows from/(for) Operating
  Activities:
    Net income (loss)                    $      (17,971)   $      (38,659)   $         --     $      (86,555)
                                         --------------    --------------    --------------   --------------
    Adjustments to reconcile net loss
      to net cash used by operating
      activities:
        Increase (Decrease) in
          accounts payable                      (21,900)           21,900              --               --
        Stock issued for professional
          services rendered                      29,000              --                --             58,225
                                         --------------    --------------    --------------   --------------
            Net Adjustments                       7,100            21,900              --             58,225
                                         --------------    --------------    --------------   --------------

            Net Cash (Used) by
              Operating Activities              (10,871)          (16,759)             --            (28,330)
                                         --------------    --------------    --------------   --------------

Cash Flows From Financing Activities:
    Proceeds from sales of stock                 22,900            16,850              --             40,450
                                         --------------    --------------    --------------   --------------

            Net Cash Provided by
              Financing Activities               22,900            16,850              --             40,450
                                         --------------    --------------    --------------   --------------

Net increase (decrease) in cash                  12,029                91              --             12,120

Cash at beginning of year                            91              --                --               --
                                         --------------    --------------    --------------   --------------

Cash at end of period                    $       12,120    $           91    $         --     $       12,120
                                         ==============    ==============    ==============   ==============

SUPPLEMENTAL DISCLOSURES

Amount paid for interest                 $         --      $         --      $         --     $         --
                                         ==============    ==============    ==============   ==============

Amount paid for income taxes             $         --      $         --      $         --     $         --
                                         ==============    ==============    ==============   ==============


   The accompanying notes are an integral part of these financial statements.

                        MEDIA COMMUNICATIONS GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
             FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998 AND 1997
             AND INCEPTION (SEPTEMBER 9, 1989) TO DECEMBER 31, 1999
                       (See Independent Auditors' Report)


                                                                                             Deficit
                                                                                           Accumulated
                                                                           Additional      During the
                                              Common Stock                   Paid-in       Development
                                                 Shares        Amount        Capital          Stage          Total
                                              ------------   ----------   --------------   -----------    ----------
Issuance of shares of common stock during
      1989, for professional services
      rendered                                       8,100   $    2,025   $         --     $      --      $    2,025

Issuance of shares of common stock for
      cash on October 27, 1989                       1,200          300             --            --             300
Net loss for 1989                                     --           --               --          (2,325)       (2,325)
                                              ------------   ----------   --------------   -----------    ----------

Balance, December 31, 1989                           9,300        2,325             --          (2,325)         --

Issuance of shares of common stock during
      1995, for professional services
      rendered                                   2,270,000       27,200             --            --          27,200

Issuance of shares of common stock for
      cash on November 25, 1995                     40,000          400             --            --             400

Net loss for 1995                                     --           --               --         (27,600)      (27,600)
                                              ------------   ----------   --------------   -----------    ----------

Balance, December 31, 1995                       2,319,300       29,925             --         (29,925)         --

Issuance of shares of common stock for cash
      on July 28, 1998 at $.25 per share            67,364       16,850             --            --          16,850

Net loss for 1998                                     --           --               --         (38,659)      (38,659)
                                              ------------   ----------   --------------   -----------    ----------

Balance, December 31, 1998                       2,386,664       46,775             --         (68,584)      (21,809)

Issuance of shares of common stock during
      1999, for professional services
      rendered at $.001 per share               29,000,000       29,000             --            --          29,000

Issuance of shares of common stock for cash
      on December 31, 1999, at $.001 per
      share                                     22,900,000       22,900             --            --          22,900

Net loss for 1999                                     --           --               --         (17,971)      (17,971)
                                              ------------   ----------   --------------   -----------    ----------
Balance, December 31, 1999                      54,286,664   $   98,675   $         --     $   (86,555)   $   12,120
                                              ============   ==========   ==============   ===========    ==========


   The accompanying notes are an integral part of these financial statements.

                        MEDIA COMMUNICATIONS GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1999, 1998 AND 1997 AND
               INCEPTION (SEPTEMBER 9, 1989) TO DECEMBER 31, 1999


NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Business

         Media Communications Group, Inc. (the "Company") a Delaware corporation located in Nashville, Tennessee, was incorporated on September 9, 1989. The Company was organized as a multimedia communications, production and Distribution Company, offering audio, video, and print publication products in the music and education markets.

         The Company has been in the development stage since its formation. It is primarily engaged in financial planning, raising capital, and developing its planned business activities.

Risks and Uncertainties

         The Company has not generated significant revenue during the years ended December 31, 1999, 1998, and 1997, and has funded its operations primarily through the issuance of equity. Accordingly, the Company's ability to accomplish its business strategy and to ultimately achieve profitable operations is dependent upon its ability to obtain additional financing and execute its business plan. There can be no assurance that the Company will be able to obtain additional funding, and if available, that the funding will be obtained on terms favorable to or affordable by the Company. The Company's management is exploring several funding options and expects to raise additional capital through private placements to continue to develop the Company's operations around its business plan. Ultimately, however, the Company will need to achieve profitable operations in order to continue as a going concern.

         In addition, the Company has suffered recurring losses since its inception, and at December 31, 1999, has an accumulated deficit of $86,555.

         These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of liabilities that may result from the outcome of this uncertainty.

Cash and Cash Equivalents

         Cash and cash equivalents consist of cash balances and instruments with maturities of three months or less at the time of purchase.

                        MEDIA COMMUNICATIONS GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1999, 1998 AND 1997 AND
               INCEPTION (SEPTEMBER 9, 1989) TO DECEMBER 31, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

Concentrations of Credit Risk

         The Company maintains cash balances at one bank located in Hendersonville, Tennessee. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's cash balances, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

         Effective December 30, 1995, the Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"). The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

         In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). SFAS No. 109 required a change from the deferred method of accounting for income taxes of APB Opinion 11, to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company adopted SFAS No. 109 effective January 1, 1993.

                        MEDIA COMMUNICATIONS GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1999, 1998 AND 1997 AND
               INCEPTION (SEPTEMBER 9, 1989) TO DECEMBER 31, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

Net Loss per Share

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 simplifies the standards for computing earnings per share ("EPS") and was effective for financial statements issued for periods ending after December 15, 1997, with earlier application not permitted. The Company adopted SFAS No. 128 effective December 30, 1997.

         Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued.

         Since the Company has no common shares that are potentially issueable, such as stock options, convertible preferred stock, and warrants, basic and diluted earnings per share are the same.

New Accounting Standards

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. This statement does not, however, require a specific format for the disclosure, but requires the Company to display an amount representing total comprehensive income for the period in its financial statements. Comprehensive income is determined by adjusting net income by other items not included as a component of net income, such as the unrealized gain
(loss) on certain marketable securities. During the periods presented, the Company had no additional components that were not a part of net income (loss); therefore, comprehensive income and net income are the same amount.

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement also requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company is currently not in formal business operations and does not have any reportable operating segments.

                        MEDIA COMMUNICATIONS GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1999, 1998 AND 1997 AND
               INCEPTION (SEPTEMBER 9, 1989) TO DECEMBER 31, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. However, the effective date for this pronouncement was delayed for one year from the original effective date of fiscal years beginning after June 15, 1999. Since the Company does not deal in derivative instruments or hedging activities, it is anticipated that this pronouncement will have no impact on the Company's financial statements.

NOTE 2 - INCOME TAXES

         As discussed in Note 1, the Company adopted SFAS No. 109 effective January 1, 1993. One of the provisions of SFAS 109 enables companies to record deferred tax assets for the benefit to be derived from the utilization of net operating loss carryforwards and certain deductible temporary differences. At December 31, 1999, 1998 and 1997, the tax effects of temporary differences that give rise to significant portions of deferred tax assets are presented below:

                                       1999        1998        1997
                                   --------    --------    --------
Net operating loss carryforwards   $ 12,983    $ 10,288    $  4,489
Less: valuation allowance           (12,983)    (10,288)     (4,489)
                                   --------    --------    --------

                                   $     --    $     --    $     --
                                   ========    ========    ========

         As of December 31, 1999, the Company has net operating loss carryforwards of approximately $86,555 for Federal income tax return purposes, which expire through 2019. The future tax benefits are dependent upon the Company's ability to generate future earnings.

         In addition, the Company has not filed any income tax returns since its inception. As such, it is unclear whether expenses for services rendered in exchange for common stock could be deducted under current federal tax law. Assuming the providers of such services included the fair value of their services in income on their personal tax returns, the Company should be able to deduct such losses. However, due to the uncertainty of this inclusion, coupled with the judgment involving the realizability of any net operating loss carryforward due to the lack of revenues by the Company, a deferred income tax valuation allowance has been recorded for the full amount of the deferred tax asset attributable to the net operating loss carryforward.

                        MEDIA COMMUNICATIONS GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1999, 1998 AND 1997 AND
               INCEPTION (SEPTEMBER 9, 1989) TO DECEMBER 31, 1999


NOTE 3 - STOCKHOLDERS' EQUITY

         During the period ended December 31, 1999, the Company commenced a private offering, exempt from registration requirements under Rule 504 of Regulation D, of 30,000,000 shares of common stock at $.001 per share. A total of 22,900,000 shares were purchased, resulting in proceeds to the Company of $22,900, and 7,100,000 shares were exchanged in return for services received with a fair value of $7,100.

                        MEDIA COMMUNICATIONS GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                     INTERIM UNAUDITED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000

                                TABLE OF CONTENTS

                                                                            PAGE

FINANCIAL STATEMENTS
         Unaudited Balance Sheet                                               1
         Unaudited Statements of Operations                                    2
         Unaudited Statements of Cash Flows                                    3
         Unaudited Statements of Stockholders' Equity (Deficit)                4
         Notes to Unaudited Financial Statements                             5-8

                        MEDIA COMMUNICATIONS GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                  JUNE 30, 2000
                                   (Unaudited)

                                     ASSETS



Current Assets
     Cash                                                         $      23
                                                                  ---------

     Total Assets                                                 $      23
                                                                  =========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
     Accounts Payable                                             $   3,824
                                                                  ---------
         Total Current Liabilities                                    3,824
                                                                  ---------

Stockholders' Equity (Deficit)
     Common stock, $.001 par value
         authorized 100,000,000 shares,
         issued and outstanding 54,286,664
         shares at June 30, 2000                                     98,675
     Deficit accumulated during the
         development stage                                         (102,476)
                                                                  ---------
         Net Stockholders' Equity (Deficit)                          (3,801)
                                                                  ---------
     Total Liabilities and Stockholders'
         Equity (Deficit)                                         $      23
                                                                  =========


   The accompanying notes are an integral part of these financial statements.

                        MEDIA COMMUNICATIONS GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                  FOR THE PERIODS ENDED JUNE 30, 2000 AND 1999
               AND INCEPTION (SEPTEMBER 9, 1989) TO JUNE 30, 2000
                                   (Unaudited)

                                      Inception   Six Months ended   Through
                                                      June 30,        June 30,
                                                          2000            1999            2000
                                                  ------------    ------------    ------------

Expenses:
      Professional Services                       $     15,873    $      2,924    $    102,288
      Other general and administrative expenses             48              48             188
                                                  ------------    ------------    ------------
                                                        15,921           2,972         102,476
                                                  ------------    ------------    ------------


           Net (Loss)                                  (15,921)         (2,972)       (102,476)

Other Comprehensive Income (Loss)                         --              --              --
                                                  ------------    ------------    ------------

           Comprehensive (Loss)                   $    (15,921)   $     (2,972)   $   (102,476)
                                                  ============    ============    ============



Net Loss per Share                                $     (0.000)   $     (0.001)   $     (0.017)
                                                  ============    ============    ============

Weighted average shares outstanding                 54,286,664       2,386,664       6,032,642
                                                  ============    ============    ============


   The accompanying notes are an integral part of these financial statements.

                        MEDIA COMMUNICATIONS GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                  FOR THE PERIODS ENDED JUNE 30, 2000 AND 1999
               AND INCEPTION (SEPTEMBER 9, 1989) TO JUNE 30, 2000
                                   (Unaudited)


                                                  Inception
                                                                Six Months ended          Through
                                                                 June 30,                 June 30,
                                                                ----------------------
                                                                     2000         1999         2000
                                                                ---------    ---------    ---------

Cash Flows from/(for) Operating Activities:
      Net income (loss)                                         $ (15,921)   $  (2,972)   $(102,476)
                                                                ---------    ---------    ---------
      Adjustments to reconcile net loss to net cash used
         by operating activities:
              Increase (Decrease) in accounts payable               3,824         --          3,824
              Increase in due to stockholders                        --          2,950         --

              Stock issued for professional services rendered        --           --         58,225
                                                                ---------    ---------    ---------
                      Net Adjustments                               3,824        2,950       62,049
                                                                ---------    ---------    ---------

                      Net Cash (Used) by Operating
                         Activities                               (12,097)         (22)     (40,427)
                                                                ---------    ---------    ---------

Cash Flows from Financing Activities:
      Proceeds from sales of stock                                   --           --         40,450
                                                                ---------    ---------    ---------

                      Net Cash Provided by Financing
                         Activities                                  --           --         40,450
                                                                ---------    ---------    ---------

Net increase (decrease) in cash                                   (12,097)         (22)          23

Cash at beginning of year                                          12,120           91         --
                                                                ---------    ---------    ---------

Cash at end of period                                           $      23    $      69    $      23
                                                                =========    =========    =========

SUPPLEMENTAL DISCLOSURES

Amount paid for interest                                        $    --      $    --      $    --
                                                                =========    =========    =========

Amount paid for income taxes                                    $    --      $    --      $    --
                                                                =========    =========    =========

   The accompanying notes are an integral part of these financial statements.

                        MEDIA COMMUNICATIONS GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                       FOR THE PERIOD ENDED JUNE 30, 2000
               AND INCEPTION (SEPTEMBER 9, 1989) TO JUNE 30, 2000
                                   (Unaudited)


                                                                                             Deficit
                                                                                            Accumulated
                                                           Common Stock     Additional      During the
                                                           ------------      Paid-in        Development
                                                Shares        Amount         Capital           Stage            Total
                                              ----------   ------------   --------------   --------------    ----------
Issuance of shares of common stock during
      1989, for professional services
      rendered                                     8,100   $      2,025   $         --     $         --      $    2,025

Issuance of shares of common stock for
      cash on October 27, 1989                     1,200            300             --               --             300
Net loss for 1989                                   --             --               --             (2,325)       (2,325)
                                              ----------   ------------   --------------   --------------    ----------

Balance, December 31, 1989                         9,300          2,325             --             (2,325)         --

Issuance of shares of common stock during
      1995, for professional services
      rendered                                 2,270,000         27,200             --               --          27,200

Issuance of shares of common stock for
      cash on November 25, 1995                   40,000            400             --               --             400

Net loss for 1995                                   --             --               --            (27,600)      (27,600)
                                              ----------   ------------   --------------   --------------    ----------


Balance, December 31, 1995                     2,319,300         29,925             --            (29,925)         --

Issuance of shares of common stock for cash
      on July 28, 1998 at $.25 per share          67,364         16,850             --               --          16,850

Net loss for 1998                                   --             --               --            (38,659)      (38,659)
                                              ----------   ------------   --------------   --------------    ----------


Balance, December 31, 1998                     2,386,664         46,775             --            (68,584)      (21,809)

Issuance of shares of common stock during
      1999, for professional services
      rendered at $.001 per share             29,000,000         29,000             --               --          29,000

Issuance of shares of common stock for cash
      on December 31, 1999, at $.001 per
      share                                   22,900,000         22,900             --               --          22,900

Net loss for 1999                                   --             --               --            (17,971)      (17,971)
                                              ----------   ------------   --------------   --------------    ----------

Balance, December 31, 1999                    54,286,664         98,675             --            (86,555)       12,120

Net loss through June 30, 2000                      --             --               --            (15,921)      (15,921)
                                              ----------   ------------   --------------   --------------    ----------

Balance, June 30, 2000                        54,286,664   $     98,675   $         --     $     (102,476)   $   (3,801)
                                              ==========   ============   ==============   ==============    ==========


   The accompanying notes are an integral part of these financial statements.

                        MEDIA COMMUNICATIONS GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                       FOR THE PERIOD ENDED JUNE 30, 2000
               AND INCEPTION (SEPTEMBER 9, 1989) TO JUNE 30, 2000
                                   (Unaudited)

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Business

         Media Communications Group, Inc. (the "Company") a Delaware corporation located in Nashville, Tennessee, was incorporated on September 9, 1989. The Company was organized as a multimedia communications, production and Distribution Company, offering audio, video, and print publication products in the music and education markets.

         The Company has been in the development stage since its formation. It is primarily engaged in financial planning, raising capital, and developing its planned business activities.

Risks and Uncertainties

         The Company has not generated significant revenue since its inception, and has funded its operations primarily through the issuance of equity. Accordingly, the Company's ability to accomplish its business strategy and to ultimately achieve profitable operations is dependent upon its ability to obtain additional financing and execute its business plan. There can be no assurance that the Company will be able to obtain additional funding, and if available, that the funding will be obtained on terms favorable to or affordable by the Company. The Company's management is exploring several funding options and expects to raise additional capital through private placements to continue to develop the Company's operations around its business plan. Ultimately, however, the Company will need to achieve profitable operations in order to continue as a going concern.

         In addition, the Company has suffered recurring losses since its inception, and at June 30, 2000, has an accumulated deficit of $102,476.

         These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of liabilities that may result from the outcome of this uncertainty.

Cash and Cash Equivalents

         Cash and cash equivalents consist of cash balances and instruments with maturities of three months or less at the time of purchase.

                        MEDIA COMMUNICATIONS GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                       FOR THE PERIOD ENDED JUNE 30, 2000
               AND INCEPTION (SEPTEMBER 9, 1989) TO JUNE 30, 2000
                                   (Unaudited)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

Concentrations of Credit Risk

         The Company maintains cash balances at one bank located in Hendersonville, Tennessee. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's cash balances, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

         Effective December 30, 1995, the Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"). The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

         In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). SFAS No. 109 required a change from the deferred method of accounting for income taxes of APB Opinion 11, to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company adopted SFAS No. 109 effective January 1, 1993.

                        MEDIA COMMUNICATIONS GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                       FOR THE PERIOD ENDED JUNE 30, 2000
               AND INCEPTION (SEPTEMBER 9, 1989) TO JUNE 30, 2000
                                   (Unaudited)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

Net Loss per Share

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 simplifies the standards for computing earnings per share ("EPS") and was effective for financial statements issued for periods ending after December 15, 1997, with earlier application not permitted. The Company adopted SFAS No. 128 effective December 30, 1997.

         Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued.

         Since the Company has no common shares that are potentially issueable, such as stock options, convertible preferred stock, and warrants, basic and diluted earnings per share are the same.

New Accounting Standards

         In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. This statement does not, however, require a specific format for the disclosure, but requires the Company to display an amount representing total comprehensive income for the period in its financial statements. Comprehensive income is determined by adjusting net income by other items not included as a component of net income, such as the unrealized gain
(loss) on certain marketable securities. During the periods presented, the Company had no additional components that were not a part of net income (loss), therefore, comprehensive income and net income are the same amount.

         In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement also requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company is currently not in formal business operations and does not have any reportable operating segments.

                        MEDIA COMMUNICATIONS GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                       FOR THE PERIOD ENDED JUNE 30, 2000
               AND INCEPTION (SEPTEMBER 9, 1989) TO JUNE 30, 2000
                                   (Unaudited)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. However, the effective date for this pronouncement was delayed for one year from the original effective date of fiscal years beginning after June 15, 1999. Since the Company does not deal in derivative instruments or hedging activities, it is anticipated that this pronouncement will have no impact on the Company's financial statements.

NOTE 2 - INCOME TAXES

         As discussed in Note 1, the Company adopted SFAS No. 109 effective January 1, 1993. One of the provisions of SFAS 109 enables companies to record deferred tax assets for the benefit to be derived from the utilization of net operating loss carryforwards and certain deductible temporary differences. At June 30, 2000 and 1999, the tax effects of temporary differences that give rise to significant portions of deferred tax assets are presented below:


                                                       2000               1999
                                              ---------------------------------

     Net operating loss carryforwards         $      15,371       $     10,733
     Less: valuation allowance                      (15,371)           (10,733)
                                              -------------      -------------

                                              $           -       $          -
                                              =============      =============

         As of June 30, 2000, the Company has net operating loss carryforwards of approximately $102,476 for Federal income tax return purposes, which expire through 2020. The future tax benefits are dependent upon the Company's ability to generate future earnings.

         In addition, the Company has not filed any income tax returns since its inception. As such, it is unclear whether expenses for services rendered in exchange for common stock could be deducted under current federal tax law. Assuming the providers of such services included the fair value of their services in income on their personal tax returns, the Company should be able to deduct such losses. However, due to the uncertainty of this inclusion, coupled with the judgment involving the realizability of any net operating loss carryforward due to the lack of revenues by the Company, a deferred income tax valuation allowance has been recorded for the full amount of the deferred tax asset attributable to the net operating loss carryforward.

                                    PART III


ITEM 1. INDEX TO EXHIBITS

Copies of the following documents are included as exhibits to this Form 10-SB pursuant to item 601 of regulation S-B.


Exhibit
No.          Title of Document


1            Articles of Incorporation of the Company and related
             Amendments

2            Bylaws of the Company

3            Specimen Stock Certificate

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, there under duly authorized.

Media Communications Group, Inc.


     /s/ Clifford Fryar
   --------------------------
By: Clifford Fryar, President


                                       19